TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC.

ANNOUNCES PRIVATE PLACEMENT CLOSING

December 7, 2007 – Titan Trading Analytics Inc. (the “Corporation”) announced that the Corporation closed a non-brokered private placement of units (“Units”), subject to regulatory approval, which raised just over $1.2 million, a significant increase from the $800,000 previously announced.  The Corporation will issue 3,036,234 Units at $0.40 Canadian ($0.42 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant (a “Warrant”).  Each whole Warrant is exercisable into one common share at a price of $0.60 Canadian ($0.62 US) and will expire December 7, 2009.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $363,428.40.

The Corporation will pay, in accordance with all regulatory requirements, finder’s fees to agents for obtaining subscriptions for Units pursuant to TSX Venture Exchange Policy.

The proceeds of the private placement will be used to enhance marketing and training programs, software development and for working capital.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Ken W. Powell, President & CEO

(780) 438-1239.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.